# Annual Report

## Cover Page

Name of issuer:

Convesio, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/12/2018

Physical address of issuer:

5660 Strand Court #108
Naples FL 34110

Website of issuer:

https://convesio.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

20

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $2,621,483.00 | $2,706,598.00 |
| Cash & Cash Equivalents: | $2,658,891.00 | $2,220,855.00 |
| Accounts Receivable: | $23,425.00 | $14,257.00 |
| Short-term Debt: | $91,311.00 | $105,268.00 |
| Long-term Debt: | $0.00 | $0.00 |
| Revenues/Sales: | $754,032.00 | $670,327.00 |
| Cost of Goods Sold: | $1,455,959.00 | $966,581.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($2,089,169.00) | ($1,085,988.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

### THE COMPANY

1. Name of issuer:

Convesio, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

### DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Elizabeth Bochner | Chief Strategy Officer | Convesio, Inc. | 2022 |
| Thomas Fanelli | Executive | Convesio, Inc. | 2018 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

### OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Thomas Fanelli | Secretary | 2018 |
| Thomas Fanelli | President | 2018 |
| Thomas Fanelli | Vice President | 2018 |
| Thomas Fanelli | Treasurer | 2018 |
| Thomas Fanelli | CEO | 2018 |
| Thomas Fanelli | CEO | 2018 |
| Thomas Fanelli | CEO | 2018 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

### PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Thomas Fanelli | 5000000.0 Common Stock | 66.54 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

### BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question*

*[illegible] As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

**RISK FACTORS**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Convesio's current business model is not proven or a source of significant revenue. Current revenues do not cover current expenditure of the company. As a result, the Convesio's business model is due to change and adapt according to market conditions, product market fit and finding a successful sales and revenue model.
>
> A significant amount of the team's time is spent working remotely. Convesio uses the latest communication methods, such as Slack and Zoho message apps, to make sure the team is working towards a common goal and product development, however, as the team expands it is unproven that this method is optimal to product development. As a result, it may be necessary for the team to find a more stable base.
>
> Convesio's current software applications are new and therefore do not have a stable or significant customer base. It is necessary that Convesio grows the number of customers of rapidly, although, there is no guarantee Convesio will do so.
>
> Convesio's limited operating history may make it difficult to evaluate Convesio's current business and Convesio's future prospects. Convesio has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of Convesio's limited resources, market acceptance of Convesio's existing and future products and services, competition from established companies with greater financial and technical resources, acquiring and retaining users and developing enhancements to Convesio's products and services. Convesio cannot assure you that the company will be successful in addressing these and other challenges Convesio may face in the future.
>
> Convesio is reliant on single full-time Officer, which it must retain to ensure continued growth and productivity. The loss of the CEO may have an adverse effect on the business.
>
> Many of Convesio's current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than Convesio does. These factors may allow Convesio's competitors to respond more quickly than Convesio can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build a larger user base or to monetize that user base more effectively than us. Convesio's competitors may develop products or services that are similar to Convesio's products and services or that achieve greater market acceptance than Convesio's services. This could attract users away from Convesio's products and reduce Convesio's market share.
>
> Investors will not see a return on Convesio until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.
>
> If adequate funds are not available or not available on acceptable terms, Convesio may not be able to fund its expansion, promote its product as Convesio desires, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability would have a material adverse effect on Convesio's business, results of operations, financial condition and prospects.
>
> The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business,potentially result in departures in Convesio if team members did not want to relocate.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

**DESCRIPTION OF ISSUER'S SECURITIES**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 10,000,000 | 6,814,500 | Yes |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

24. Describe the material terms of any indebtedness of the issuer:

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 7/2019 | Regulation D, 506(c) | SAFE | $154,700 | General operations |
| 11/2020 | Regulation D, Rule 506(b) | SAFE | $200,000 | General operations |
| 11/2020 | Regulation D, Rule 506(b) | SAFE | $300,000 | General operations |
| 1/2021 | Regulation D, Rule 506(b) | SAFE | $250,000 | General operations |
| 9/2021 | Regulation D, Rule 506(b) | SAFE | $500,000 | General operations |
| 12/2021 | Regulation D, Rule 506(b) | SAFE | $2,000,000 | General operations |
| 6/2022 | Regulation D, Rule 506(b) | SAFE | $2,500,000 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Brian Champan Jr. |

| | |
|---|---|
| **Amount Invested** | $200,000.00 |
| **Transaction type** | Safe |
| **Issue date** | 11/14/20 |
| **Valuation cap** | $15,000,000.00 |
| **Relationship** | Brother-in-law |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

We make enterprise level WordPress website hosting available to everyone.

Our founder has spent the last 15 years working in agencies and scaling high volume website platforms and hosting. Frustrated by the lack of innovation in the WordPress hosting space, he set out to build a solution that would re-invent WordPress hosting using the latest technologies for a price attractive to WordPress agencies and enterprises.

Convesio provides WordPress website agencies with a platform for hosting scalable WordPress websites without the complexity of traditional cloud providers. Convesio sites outperform traditional hosting providers, reducing client complaints. We simplify hosting, providing a high availability, secure and scalable platform for client sites and streamlined workflows for agencies. This enables agencies to differentiate hosting and use it as a true selling point while maximizing hosting profits.

The hosting market is primed for disruption as businesses realize they cannot reliably host their website on discount legacy providers. Convesio's approach and technology makes it a clear choice over legacy competitors. Our aim over the next 5 years is to have a global server presence and host tens of thousands of websites.

**Milestones**

Convesio, Inc. was incorporated in the State of Delaware in February 2018.

Since then, we have:

- WordPress runs 33.2% of the entire internet - approx 75M websites.
- Managed hosting is expected to grow to $75.6B in 2020.
- New technology, different from other managed hosting providers, at affordable prices.
- Already built, in beta and has very happy users providing great feedback. Ready to go to market!
- Hosting 500+ websites, with more than 90 million requests per month, and increasing each day.
- Deployed 5 clusters: 3 in N. America and 2 in the UK.
- Enable design agencies to harness the power of cloud providers, like Amazon, without the headache, resources, or heavy price tag.

**Historical Results of Operations**

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $754,032 compared to the year ended December 31, 2021, when the Company had revenues of $670,327. Our gross margin was -93.09% in fiscal year 2022, compared to -44.2% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $2,621,483, including $2,658,891 in cash. As of December 31, 2021, the Company had $2,206,598 in total assets, including $2,220,855 in cash.
- *Net Loss*. The Company has had net losses of $2,089,169 and net losses of $1,085,988 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $91,311 for the fiscal year ended December 31, 2022 and $105,268 for the fiscal year ended December 31, 2021.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $5,750,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Convesio, Inc. cash in hand is $2,552,838, as of March 2023. Over the last three months, revenues have averaged $86,508/month, cost of goods sold has averaged $144,719/month, and operational expenses have averaged $110,488/month, for an average burn rate of $168,699 per month. Our intent is to be profitable in 30 months.

Due to current economic trends, Convesio has been on a cost cutting initiative to lower our operating expenses. We expect these changes to have a positive effect on our gross profit margin and over all expenses.

We expect our revenue to be ~$600k over the next 6 months. Over the next 6 months we will be transitioning out of several long term 3 year commitments with Google Cloud. As these commits end, we will be transitioning to a lower cost/higher performance private cloud solution.

Our primary goal is to accelerate top line revenue growth, while limiting expenses and reach breakeven in the next 24 months.

Our intention is to reach breakeven with the cash we have on hand and then assess whether the timing is right to raise additional funds.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether*

*receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

## FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Thomas Fanelli, certify that:

(1) the financial statements of Convesio, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Convesio, Inc. included in this Form reflects accurately the information reported on the tax return for Convesio, Inc. filed for the most recently completed fiscal year.

Thomas Fanelli
Executive

## OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

*INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://convesio.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5

Appendix D: Director & Officer Work History

- Elizabeth Bochner
- Thomas Fanelli

Appendix E: Supporting Documents

*Add new Form C attachment (admin only)*

## Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5

Appendix D: Director & Officer Work History

- Elizabeth Bochner
- Thomas Fanelli

Appendix E: Supporting Documents

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Convesio, Inc.

By

Thomas Fanelli
Founder/CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Elizabeth Bochner
Co-Founder
4/14/2023

*Thomas Fanelli*

Founder/CEO
4/14/2023